EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2013 Results

TORONTO, July 2, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2013. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a net loss for the three months ended May 31, 2013 of $1.8 million, or $0.09 per common share, compared with a net loss of $1.4 million, or $0.08 per common share, for the three months ended May 31, 2012. The net loss for the six months ended May 31, 2013 was $3.1 million, or $0.17 per common share, compared with a net loss of $3.3 million, or $0.20 per common share, for the six months ended May 31, 2012. The Company's increased net loss in the three months ended May 31, 2013, can be primarily attributed to a reduction in the fair value adjustment of derivative liability of $0.2 million compared to $0.8 million in the comparable 2012 period, and the timing of certain research and development activities. After adjusting for the fair value adjustment of derivative liability the loss for the three months ended May 31, 2013 was lower by $0.2 million and is discussed below.

Loss from operations for the three months ended May 31, 2013 was $1.8 million compared with $2.0 million for the three months ended May 31, 2012. Research and development expense for the three months ended May 31, 2013 decreased to $0.9 million compared to $1.1 million in the three months ended May 31, 2012. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended May 31, 2013 were lower by $0.2 million. Selling, general and administrative expenses for the three months ended May 31, 2013 were $0.8 million versus $0.8 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended May 31, 2013 were lower by $0.1 million.

At May 31, 2013, Intellipharmaceutics' cash and cash equivalents totaled $1.6 million, compared with $0.5 million at November 30, 2012. The increase in cash during the three months ended May 31, 2103 is mainly due to the Company's registered direct unit offering for gross proceeds of $3.1 million completed in March 2013.

For the three months ended May 31, 2013, net cash flows used in operating activities were $1.8 million, and were not significantly different as compared to net cash flows used in operating activities for the three months ended May 31, 2012 of $1.8 million. For the three months ended March 31, 2013, net cash flows from financing activities of $2.9 million related to the Company's March 2013 registered direct unit offering, discussed below.

Quarterly Corporate Highlights

  In March 2013, Intellipharmaceutics announced an update on its generic versions of the marketed drugs Keppra XR® and Pristiq®. The United States Food and Drug Administration ("FDA") has accepted for filing the Company's Abbreviated New Drug Application ("ANDA") for generic Keppra XR®. Based on the FDA's preliminary review and comments on the Company's ANDA for generic Pristiq®, the Company plans to repeat one of three bioequivalence studies for the product candidate. The Company will amend its existing application for generic Pristiq® to include the new study upon its successful completion.

  In March 2013, Intellipharmaceutics announced the closing of a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable for a term of five years and an exercise price of $2.10 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. Intellipharmaceutics intends to use the net proceeds to file additional ANDAs with the FDA, to advance clinical trials for its abuse resistant Rexista™ technology and/or other New Drug Application (NDA) 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

  In April 2013, Intellipharmaceutics settled the litigation related to the 40 mg strength of its generic version of Focalin XR®. Novartis Pharmaceuticals Corporation, Novartis Pharma AG and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Alkermes Pharma Ireland Limited has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company, and with its licensee Par Pharmaceutical, Inc. in relation to the 40 mg strength of a generic version of the attention deficit hyperactivity disorder drug Focalin XR®. In April, 2013, the parties stipulated to a full and final dismissal of the pending patent litigation in the states of New Jersey and Delaware, and the cases were dismissed on May 21, 2013. The terms of the settlements are confidential. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, as amended, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2013, will be accessible on Intellipharmaceutics' Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2013	2012
	$	$

Assets
Current
Cash and cash equivalents	1,576,704	497,016
Accounts receivable	2,662	2,778
Investment tax credits	449,961	301,932
Prepaid expenses, sundry and other assets	136,978	137,449
	2,166,305	939,175

Property and equipment, net	1,441,565	1,535,703
	3,607,870	2,474,878

Liabilities
Current
Accounts payable	934,393	512,360
Accrued liabilities	372,517	224,797
Employee costs payable	706,656	663,222
Current portion of capital lease obligations	53,103	51,524
Due to related parties	755,845	783,717
	2,822,514	2,235,620

Convertible debenture	1,360,756	--
Capital lease obligations	16,799	46,242
Warrant liability	1,183,516	1,960,893
	5,383,585	4,242,755

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
19,721,936 common shares	147,152	147,152
(2012 - 17,906,937)
Additional paid-in capital	31,249,525	28,409,665
Accumulated other comprehensive income (loss)	34,086	(240,010)
Accumulated deficit	(33,206,478)	(30,084,684)
	(1,775,715)	(1,767,877)
Contingencies
	3,607,870	2,474,878

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012
	$	$	$	$

Revenue
Research and development	--	--	--	107,091
	--	--	--	107,091

Expenses
Research and development	934,068	1,098,421	2,271,822	3,101,848
Selling, general and administrative	752,431	823,054	1,585,888	1,972,810
Depreciation	100,013	76,065	193,086	137,435
	1,786,512	1,997,540	4,050,796	5,212,093

Loss from operations	(1,786,512)	(1,997,540)	(4,050,796)	(5,105,002)
Fair value adjustment of derivative liabilities	174,917	846,467	1,407,074	1,814,648
Financing expense	(56,826)	--	(56,826)	--
Net foreign exchange (loss) gain	(26,539)	(199,792)	(269,156)	10,815
Interest income	78	8,913	88	17,542
Interest expense	(86,780)	(15,891)	(152,178)	(32,366)
Loss	(1,781,662)	(1,357,843)	(3,121,794)	(3,294,363)
Other comprehensive income (loss)
Foreign exchange translation adjustment	31,842	77,728	274,096	(117,204)
Comprehensive loss	(1,749,820)	(1,280,115)	(2,847,698)	(3,411,567)

Loss per common share, basic and diluted	(0.09)	(0.08)	(0.17)	(0.20)

Weighted average number of common
shares outstanding, basic and diluted	19,287,915	17,455,183	18,605,014	16,696,422

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012
	$	$	$	$

Net loss	(1,781,662)	(1,357,843)	(3,121,794)	(3,294,363)
Items not affecting cash
Depreciation	100,013	76,065	193,086	137,435
Stock-based compensation	281,978	238,134	484,851	1,827,977
Deferred shared units	9,404	9,439	19,216	16,008
Interest accrual	11,072	11,110	21,883	22,411
Fair value adjustment of derivative liabilities	(174,917)	(846,467)	(1,407,074)	(1,814,648)
Unrealized foreign exchange loss	110,059	207,012	372,327	9,591

Change in non-cash operating assets & liabilities
Accounts receivable	8,303	11,459	116	977
Investment tax credits	(65,129)	(65,946)	(164,986)	(163,235)
Prepaid expenses, sundry assets and other assets	16,959	(77,911)	(6,554)	(144,687)
Accounts payable and accrued liabilities	(271,002)	(38,717)	425,126	(521,440)
Deferred revenue	--	--	--	(107,091)
Cash flows used in operating activities	(1,754,922)	(1,833,665)	(3,183,803)	(4,031,065)

Financing activities
Repayment of capital lease obligations	(12,368)	(10,637)	(24,439)	(21,222)
Proceeds from convertible debenture	--	--	1,500,000	--
Proceeds from issuance of shares on exercise of warrants	--	--	--	62,500
Proceeds from issuance of shares and warrants	3,121,800	5,000,000	3,121,800	5,000,000
Share issuance cost	(222,308)	(510,421)	(222,308)	(510,421)
Cash flows from financing activities	2,887,124	4,478,942	4,375,053	4,530,857

Investing activity
Purchase of property and equipment	(64,123)	(323,823)	(101,187)	(376,577)
Cash flows used in investing activities	(64,123)	(323,823)	(101,187)	(376,577)

Effect of foreign exchange loss on
cash held in foreign currency	(7,215)	(19,046)	(10,375)	(5,358)

Increase in cash	1,060,864	2,302,408	1,079,688	117,857
Cash and cash equivalents, beginning of period	515,840	2,632,537	497,016	4,817,088

Cash and cash equivalents, end of period	1,576,704	4,934,945	1,576,704	4,934,945

Supplemental cash flow information
Interest paid	62,383	--	86,531	113,940
Taxes paid	--	--	--	--
CONTACT: Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com